                                               Filed Pursuant to Rule 424(b)(2)
                                               Registration Number 33-55949

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 9, 1994)

                                  $300,000,000

LOGO                ASSOCIATES CORPORATION OF NORTH AMERICA

                    6 3/8% SENIOR NOTES DUE OCTOBER 15, 2002
                             ---------------------
                    Interest payable April 15 and October 15

                             ---------------------
        THE NOTES MAY NOT BE REDEEMED BY THE COMPANY PRIOR TO MATURITY.

                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
                 RELATES. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

                             ---------------------
                       PRICE 99.803% AND ACCRUED INTEREST

                             ---------------------

                                                       UNDERWRITING
                                  PRICE TO             DISCOUNTS AND           PROCEEDS TO
                                  PUBLIC(1)           COMMISSIONS(2)          COMPANY(1)(3)
                                 ----------           --------------          -------------
Per Note...................         99.803%                .250%                 99.553%
Total......................      $299,409,000            $750,000             $298,659,000

---------------

    (1) Plus accrued interest from October 15, 1995 to date of delivery.
    (2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
    (3) Before deduction of expenses payable by the Company estimated at $267,000.

                             ---------------------
     The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., counsel for the Underwriters. It is expected that delivery of the Notes will be made on or about October 31, 1995 at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in Federal funds.
                             ---------------------
MORGAN STANLEY & CO.                         FIRST CHICAGO CAPITAL MARKETS, INC.
   Incorporated

October 26, 1995

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         SUMMARY FINANCIAL INFORMATION

     The following summary of certain financial information of the Company and its consolidated subsidiaries has been derived principally from information contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and its Quarterly Report on Form 10-Q for the six months ended June 30, 1995, available as described under "Documents Incorporated by Reference", and is qualified in its entirety by the detailed information and financial statements set forth therein.

                                                                                           FOR THE SIX MONTHS
                                           FOR THE YEAR ENDED DECEMBER 31                     ENDED JUNE 30
                              --------------------------------------------------------    --------------------
                                1990        1991        1992        1993        1994        1994        1995
                              --------    --------    --------    --------    --------    --------    --------
                                                                                               (UNAUDITED)
                                                       (DOLLAR AMOUNTS IN MILLIONS)
REVENUE AND EARNINGS
Revenue --
  Finance charges............ $2,246.7    $2,753.2    $2,931.9    $3,250.7    $3,866.7    $1,810.0    $2,302.8
  Insurance premiums.........    212.7       202.5       209.9       242.2       293.5       133.4       165.0
  Investment and other
    income...................    197.3       163.3       182.8       196.7       227.7       111.5       124.0
                              --------    --------    --------    --------    --------    --------    --------
                               2,656.7     3,119.0     3,324.6     3,689.6     4,387.9     2,054.9     2,591.8
Expenses --
  Interest expense...........  1,146.3     1,278.5     1,222.8     1,291.8     1,509.7       691.7       953.2
  Operating expenses.........    586.6       705.4       807.4       979.6     1,191.6       563.4       690.2
  Provision for losses on
     finance receivables.....    302.0       423.7       504.0       468.9       569.9       273.8       347.9
  Insurance benefits paid or
     provided................     96.8        91.1       100.0       114.9       144.1        71.1        66.0
                              --------    --------    --------    --------    --------    --------    --------
                               2,131.7     2,498.7     2,634.2     2,855.2     3,415.3     1,600.0     2,057.3
                              --------    --------    --------    --------    --------    --------    --------
Earnings Before Provision for
  Income Taxes and Cumulative
  Effect of Changes in
  Accounting Principles......    525.0       620.3       690.4       834.4       972.6       454.9       534.5
Provision for Income Taxes...    185.8       219.6       240.7       310.7       369.1       172.4       195.8
                              --------    --------    --------    --------    --------    --------    --------
Earnings Before Cumulative
  Effect of Changes in
  Accounting Principles......    339.2       400.7       449.7       523.7       603.5       282.5       338.7
Cumulative Effect of Changes
  in Accounting
  Principles(a)..............       --          --       (10.0)         --          --          --          --
                              --------    --------    --------    --------    --------    --------    --------
Net Earnings................. $  339.2    $  400.7    $  439.7    $  523.7    $  603.5    $  282.5    $  338.7
                              ========    ========    ========    ========    ========    ========    ========
Ratio of Earnings to Fixed
  Charges(b).................     1.46        1.48        1.56        1.64        1.64        1.65        1.56
                                  ====        ====        ====        ====        ====        ====        ====


---------------

(a) The Company recorded a one-time cumulative effect of changes in accounting principles related to the adoption, effective January 1, 1992, of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", and SFAS No. 109, "Accounting for Income Taxes".

(b) For purposes of computing the Ratio of Earnings to Fixed Charges, "earnings" represent earnings before provision for income taxes and cumulative effect of changes in accounting principles, plus fixed charges. "Fixed charges" represent interest expense and a portion of rentals representative of an implicit interest factor for such rentals.

                                                                      DECEMBER 31       JUNE 30
                                                                         1994            1995
                                                                      -----------     -----------
                                                                              (UNAUDITED)
                                                                             (IN MILLIONS)
BALANCE SHEET DATA
Assets:
  Cash and Cash Equivalents..........................................  $   361.1       $   315.1
  Investments in Debt and Equity Securities
     Bonds and Notes.................................................      567.6           872.0
     Stocks..........................................................       41.9            14.2
                                                                      ----------      ----------
          Total Investments in Debt and Equity Securities............      609.5           886.2
  Finance Receivables, net of unearned finance income
     Consumer Finance................................................   21,159.8        22,976.0
     Commercial Finance..............................................    9,815.9        10,785.4
                                                                      ----------      ----------
          Total Net Finance Receivables..............................   30,975.7        33,761.4
  Allowance for Losses on Finance Receivables........................     (932.4)       (1,028.3)
  Other Assets.......................................................    1,218.9         1,034.3
                                                                      ----------      ----------
          Total Assets...............................................  $32,232.8       $34,968.7
                                                                      ==========      ==========
Liabilities and Stockholders' Equity:
  Notes Payable, unsecured short-term
     Commercial paper................................................  $11,640.5       $12,577.4
     Bank loans......................................................      571.4              --
  Long-Term Debt, unsecured due within one year
     Senior..........................................................    1,973.1         2,529.7
     Subordinated....................................................         --              --
     Capital.........................................................        0.1             0.1
  Accounts Payable and Accruals......................................      726.0           785.8
  Insurance Policy and Claims Reserves...............................      545.6           575.2
  Long-Term Debt, unsecured
     Senior..........................................................   12,848.3        14,212.4
     Subordinated....................................................      141.2           141.2
     Capital.........................................................        0.5             0.5
                                                                      ----------      ----------
          Total Long-Term Debt.......................................   12,990.0        14,354.1
  Stockholders' Equity...............................................    3,786.1         4,146.4
                                                                      ----------      ----------
          Total Liabilities and Stockholders' Equity.................  $32,232.8       $34,968.7
                                                                      ==========      ==========

                   ------------------------------------------

     On October 18, 1995, the Company announced unaudited results for the nine months ended September 30, 1995. Such results, compared to the unaudited results of operations for the similar period of the prior fiscal year, were as follows:
Revenue -- $4.0 billion (1995), $3.2 billion (1994); Earnings Before Provision for Income Taxes -- $833.2 million (1995), $712.7 million (1994); and Net Earnings -- $526.9 million (1995), $444.3 million (1994).

     On October 12, 1995, Ford Motor Company ("Ford"), the ultimate parent of the Company, announced that it is reviewing its own possible strategic actions, which could include a partial sale of the Company's immediate parent corporation, Associates First Capital Corporation. Ford has stated that whether any transaction would occur, and the possible timing of any such transaction, have not been determined.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes offered hereby supplements the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made.

GENERAL

     The Notes will constitute senior debt of the Company, will be issued under an indenture dated as of October 15, 1994 (the "Indenture") between the Company and Citibank, N.A., as Trustee ("Citibank"), will be limited to $300,000,000 aggregate principal amount and will mature on October 15, 2002. The Notes will bear interest at the rate per annum shown on the cover page of this Prospectus Supplement from October 15, 1995 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on April 15 and October 15 of each year, commencing on April 15, 1996, to the persons in whose names the Notes are registered at the close of business on the March 31 and the September 30, as the case may be, next preceding such Interest Payment Date. Payment of interest will be made by check mailed to the persons entitled thereto; provided, however, that such payment of interest will be made by wire transfer of immediately available funds if appropriate wire transfer instructions have been received in writing by Citibank at its Corporate Trust Office not later than five business days prior to the record date for the applicable Interest Payment Date. Payment of principal at maturity will be made in immediately available funds upon surrender of a Note at the Corporate Trust Office or agency of Citibank located in the Borough of Manhattan, The City of New York.

     The Notes are to be issued only in registered form without coupons in denominations of $1,000 and any multiple of $1,000.

REDEMPTION

     The Notes are not redeemable prior to maturity.

CONCERNING THE TRUSTEE

     Citibank serves as trustee with respect to six other series of Debt Securities previously issued under the Indenture. Citibank acts as depository for funds of, extends credit to, and performs other banking services for, the Company in the normal course of business.

                                  UNDERWRITERS

     Under the terms of and subject to the conditions set forth in the Underwriting Agreement dated October 26, 1995, the Company has agreed to sell to each of the Underwriters named below, severally, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                          PRINCIPAL
                                  NAME                                     AMOUNT
------------------------------------------------------------------------ -----------
Morgan Stanley & Co. Incorporated....................................... $285,000,000
First Chicago Capital Markets, Inc......................................   15,000,000
                                                                         ------------
          Total......................................................... $300,000,000
                                                                         ============

     The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to take and pay for all of the Notes if any are taken.

     The Underwriters propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession of .225% of the principal amount of the Notes. The Underwriters may allow and such dealers may reallow to certain other dealers a concession, not in excess of .150% of the principal amount of the Notes. After the initial public offering, the offering price and other selling terms may be changed by the Underwriters.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments required to be made in respect thereof.

     The Company has been advised by the Underwriters that they currently intend to make a market in the Notes, but may discontinue such market making at any time without notice. The Company cannot predict the liquidity of any trading market for the Notes.

     Affiliates of First Chicago Capital Markets, Inc. extend credit to, and perform other banking services for, the Company and its affiliates in the normal course of their respective businesses.

                                 LEGAL OPINIONS

     The legality of the Notes will be passed upon for the Company by its Assistant General Counsel, Timothy M. Hayes, 250 Carpenter Freeway, Irving, TX 75062-2729, and for the Underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, 125 West 55th Street, New York, New York 10019.